                                                                 Exhibit 19.1

To Our Stockholders, Customers, and Employees

     We are pleased to report that operating income increased more than sixty percent to $24.5 million for the third quarter of 2004 which compares with $15.0 million in the third quarter of 2003. For the third quarter of 2004, earnings per diluted share were 51 cents compared with 58 cents in the third quarter of 2003. Income from continuing operations was $18.8 million for the third quarter of 2004 compared with $19.7 million for the third quarter of fiscal 2003. Net sales for the three months ended September 25, 2004, were $322.5 million compared with net sales of $251.1 million for the same quarter of last year. Mueller's third quarter was solid and our financial position remains excellent.

     During the third quarter of 2003, the Company recognized a deferred income tax benefit of $9.3 million related to a 1999 tax operating loss that resulted from the sale of a subsidiary in that tax year. Without this deferred income tax benefit, the Company's income from continuing operations would have been approximately $10.4 million, or 28 cents per diluted share, in the third quarter of 2003.

     Net sales in the first nine months of 2004 were $1.05 billion compared with net sales of $731.3 million for the same period of 2003. Year-to-date, net income was $63.8 million, or $1.73 per diluted share, compared with $34.3 million, or 93 cents per diluted share, for the same period last year.

     Our national economy is growing, capital investment is rising, and housing starts and permits remain positive. Thirty-year fixed rate mortgages are below 6 percent. These conditions are consistent with a strong continuing demand for Mueller's products.

Special Dividend
     The Company's previously announced special dividend will be paid on October 26, 2004 to stockholders of record on October 12, 2004. In declaring the special dividend, the Board of Directors considered many factors, including Mueller's capital structure. By recapitalizing Mueller through this special dividend, the Company is returning to its stockholders the significant value that has accumulated from recent years' operations. Further, the Company's return on equity should improve substantially by reducing the capital employed. Upon distribution of the special dividend, stockholders' equity will be reduced to approximately $333 million, cash will decrease by approximately $240 million, long-term debt will increase by approximately $305 million, and interest expense will increase by approximately $18 million annually. After the distribution, the Company expects to have the financial resources to meet ordinary capital expenditure, working capital and operating requirements, although from time to time additional borrowings may be necessary. The Company has posted on its website (muellerindustries.com) additional information about the special dividend in the form of questions and answers.

Sincerely,

/s/Harvey L. Karp                     /s/William D. O'Hagan
Harvey L. Karp                        William D. O'Hagan
Chairman of the Board                 President and Chief Executive Officer

October 14, 2004

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                    September 25, 2004      September 27, 2003
                                                     (Unaudited)
Net sales                                $   322,512             $   251,053

Cost of goods sold                           263,188                 201,960
Depreciation and amortization                 10,278                   9,777
Selling, general, and
   administrative expense                     24,529                  24,301
Impairment charge                                  -                       -
                                          ----------              ----------

Operating income                              24,517                  15,015
Nonoperating income, net                       1,121                     253
                                          ----------              ----------
Income from continuing operations
   before income taxes                        25,638                  15,268
Income tax (expense) benefit                  (6,884)                  4,469
                                          ----------              ----------

Income from continuing operations             18,754                  19,737
Discontinued operations, net of tax                -                   1,699
                                          ----------              ----------

Net income                               $    18,754             $    21,436
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares
     outstanding                              35,283                  34,267
                                          ==========              ==========
     From continuing operations          $      0.53             $      0.58
     From discontinued operations                  -                    0.05
                                          ----------              ----------
Basic earnings per share                 $      0.53             $      0.63
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares
     outstanding plus assumed
     conversions                              36,914                  36,857
                                          ==========              ==========
     From continuing operations          $      0.51             $      0.53
     From discontinued operations                  -                    0.05
                                          ----------              ----------
Diluted earnings per share               $      0.51             $      0.58
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (continued)
                    (In thousands, except per share data)
                                               For the Nine Months Ended
                                    September 25, 2004      September 27, 2003
                                                     (Unaudited)
Net sales                                $ 1,049,293             $   731,296

Cost of goods sold                           847,937                 597,336
Depreciation and amortization                 30,402                  29,239
Selling, general, and
   administrative expense                     79,410                  71,172
Impairment charge                              3,941                       -
                                          ----------              ----------

Operating income                              87,603                  33,549
Nonoperating income, net                       4,502                   1,925
                                          ----------              ----------
Income from continuing operations
   before income taxes                        92,105                  35,474
Income tax (expense) benefit                 (28,343)                 (2,298)
                                          ----------              ----------

Income from continuing operations             63,762                  33,176
Discontinued operations, net of tax                -                   1,160
                                          ----------              ----------

Net income                               $    63,762             $    34,336
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares
     outstanding                              34,973                  34,262
                                          ==========              ==========
     From continuing operations          $      1.82             $      0.97
     From discontinued operations                  -                    0.03
                                          ----------              ----------
Basic earnings per share                 $      1.82             $      1.00
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares
     outstanding plus assumed
     conversions                              36,905                  36,812
                                          ==========              ==========
     From continuing operations          $      1.73             $      0.89
     From discontinued operations                  -                    0.04
                                          ----------              ----------
Diluted earnings per share               $      1.73             $      0.93
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                    September 25, 2004       December 27, 2003
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   291,915             $   255,088
Accounts receivable, net                     183,957                 163,006
Inventories                                  182,564                 140,548
Other current assets                          17,746                  11,713
                                          ----------              ----------

     Total current assets                    676,182                 570,355

Property, plant, and equipment, net          328,636                 345,537
Other assets                                 145,425                 139,292
                                          ----------              ----------
                                         $ 1,150,243             $ 1,055,184
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $       260             $     2,835
Accounts payable                              56,478                  42,081
Other current liabilities                     83,559                  68,590
                                          ----------              ----------

     Total current liabilities               140,297                 113,506

Long-term debt                                11,236                  11,437
Pension and postretirement liabilities        32,437                  31,643
Environmental reserves                         9,734                   9,560
Deferred income taxes                         68,418                  63,734
Other noncurrent liabilities                  10,182                  10,238
                                          ----------              ----------

     Total liabilities                       272,304                 240,118

Minority interest in subsidiaries                 57                     208

Stockholders' equity                         877,882                 814,858
                                          ----------              ----------

                                         $ 1,150,243             $ 1,055,184
                                          ==========              ==========

     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings. These filings are available through our website at www.muellerindustries.com.